Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

The following is information made available online on the Charter Resource Center website and online on certain Charter social media channels.

www.charterresourcecenter.com @CharterGov * Facebook.com/CharterGov

In recent weeks, opponents of our transaction have been attempting to mischaracterize past comments made by Charter CEO Tom Rutledge about over-the-top (OTT) programming in an effort to seek unnecessary concessions as the merger review process enters its final stages. As we get closer to completing this transaction, our competitors and those we negotiate with are increasingly making demands in an attempt to benefit their own finances. To ensure there’s no confusion about Charter’s position on OTT, we want to explain what we believe and why it is best for consumers.

Our overriding principle is that consumers should be able to watch the content they want - wherever and whenever they want to watch it - including content offered OTT.

That’s why we have worked so hard to provide industry-leading minimum broadband speeds with no data caps or usage-based billing. Charter has created a superior and high value experience for consumers to watch content online.

OTT Content is Good for Charter

While certain entities have alleged that Charter doesn’t want programmers to make their content available OTT, the truth is that Charter has believed for several years now that OTT programming is great for our business.

Back in 2014, Charter CEO Tom Rutledge said in an interview, “I want over-the-top because it makes my broadband service valuable. I have a really good broadband product, and I can make it better with relatively easy capital investment, so the more people use it, the more value is [earned] by it.”  Again last year he said, “we like over-the-top television because it makes our broadband product look better.”

To be clear, we are excited about programmers like HBO who are starting to offer over-the-top versions of their content through products like HBO NOW, simply because it makes our unlimited, high-speed broadband more valuable for consumers. It also benefits consumers by providing them more ways to access programming, which in turn places less pressure on service providers like Charter to give in to a programmer’s demand for a sky-high rate increase.

With OTT, Consumers Expect Lower Costs

The opponents of our transaction have been going out of their way to take one quote from Mr. Rutledge especially out of context. He remarked, “[A]nybody who sells their content over-the-top and also expects to exist within a bundle is deluding themselves.”

400 Atlantic Street, Stamford, CT 06901 | (203) 905-7801 | www.charterresourcecenter.com

www.charterresourcecenter.com @CharterGov * Facebook.com/CharterGov

Mr. Rutledge’s point was straightforward: if a programmer sells a channel individually OTT, competition and the market will require those programmers to offer it to Charter in the same way.

The value of programming is fundamentally reflective of how widely available it is. If content is widely available, the price customers and service providers are willing to pay is lower. It is simply Economics 101. Asking Charter to continue to pay the same rates despite increased availability of the content is akin to asking us to punish our customers for using our service.

Notably, a whole host of programmers support our transaction because they know Charter to be a good actor committed to offering our customers the ability to access the diverse content they want-while still ensuring that programmers are treated fairly.

Independent programmers that have given their overwhelming support to New Charter include Entravision, AXS, El Rey, The Blaze, Condista, Bounce TV, Crown Media, Reelz, TV One, Baby First, RFD-TV, One World Sports, Fuse Media, Ovation, and Inspire. These programmers know that when distributors are forced to purchase bundles of programming tied together, it costs consumers and it harms independent programmers trying to gain carriage.

The Bottom Line
We are committed to making sure our customers have access to the content they want. If our customers want to watch content offered OTT, they can do so with a minimum broadband speed of 60 Mbps. offered with no usage-based pricing and no data caps. And they can do so without a set-top-box using an array of mobile or Roku devices.
Charter wants programmers to offer their content OTT. We have invested millions of dollars building an infrastructure that enables and encourages our customers to watch video online or OTT.

Important Information for Investors and Shareholders

This Current Report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable Inc. (“Time Warner Cable” or “TWC”) and Charter Communications, Inc. (“Charter”), Charter’s subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter (the “Joint Proxy Statement/Prospectus”). The registration statement was declared effective by the SEC on August 20, 2015, and Charter and Time Warner Cable commenced mailing the definitive Joint Proxy Statement/Prospectus to their respective stockholders on or about August 20, 2015. This Current Report is not a substitute for the Joint Proxy Statement/Prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC or send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. On September 21, 2015, Charter's and Time Warner Cable's respective stockholders each approved the merger agreement at their respective special meetings. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Charter, New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter or New Charter are or will be available free of charge on Charter’s website at http://charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable are or will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

400 Atlantic Street, Stamford, CT 06901 | (203) 905-7801 | www.charterresourcecenter.com